[LETTERHEAD OF AKIN GUMP STRAUSS HAUER & FELD LLP]

February 2, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sara W. Dunton

Re:
Seneca Gaming Corporation
Registration Statement on Form S-4
File No. 333-128443

Dear Ms. Dunton:

        Pursuant to a conversation with the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff"), with respect to three additional comments of the Staff related to the above referenced registration statement on Form S-4 (the "Form S-4") of Seneca Gaming Corporation (the "Company"), Amendment No. 3 to the Form S-4 (the "Amendment") is being filed today by the Company with the SEC.

        The three additional comments of the Staff, relating to Note 2 to the consolidated financial statements, the Item 22 undertakings and the legality opinion, have been addressed in the Amendment and discussed with the Staff.

        If you have any questions regarding this letter or I can provide any further information, please do not hesitate to call me at (210) 281-7251.

Very truly yours,
/s/ Kim E. Ramsey
KIM E. RAMSEY

CC:  Seneca Gaming Corporation
         Joseph A. D'Amato
         Senior Vice President,
         Finance and Administration